SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Amendment #4

Under the Securities and Exchange Act of 1934

Synopsys, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

871607107

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

This Schedule is filed pursuant to Rule 13d-1(b)

The information required in the remainder of this cover page (except any items to which the form provides a cross-reference) shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 871607107

1)	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Ameriprise Financial, Inc. IRS No. 13-3180631
2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒*
3)	SEC Use Only
4)	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5)	Sole Voting Power 0
	6)	Shared Voting Power 1,827,104
	7)	Sole Dispositive Power 0
	8)	Shared Dispositive Power 14,528,482
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 14,528,482
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11)	Percent of Class Represented by Amount In Row (9) 9.63%
12)	Type of Reporting Person HC

*	This filing describes the reporting person’s relationship with other persons, but the reporting person does not affirm the existence of a group.

CUSIP NO. 871607107

1)	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Columbia Management Investment Advisers, LLC IRS No. 41-1533211
2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒*
3)	SEC Use Only
4)	Citizenship or Place of Organization Minnesota
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5)	Sole Voting Power 0
	6)	Shared Voting Power 1,827,104
	7)	Sole Dispositive Power 0
	8)	Shared Dispositive Power 14,528,482
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 14,528,482
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11)	Percent of Class Represented by Amount In Row (9) 9.63%
12)	Type of Reporting Person IA

*	This filing describes the reporting person’s relationship with other persons, but the reporting person does not affirm the existence of a group.

CUSIP NO.871607107

1)	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Columbia Seligman Communications & Information Fund IRS No. 13-3154449
2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒*
3)	SEC Use Only
4)	Citizenship or Place of Organization Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5)	Sole Voting Power 9,426,103
	6)	Shared Voting Power 0
	7)	Sole Dispositive Power 0
	8)	Shared Dispositive Power 9,426,103
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 9,426,103
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11)	Percent of Class Represented by Amount In Row (9) 6.25%
12)	Type of Reporting Person IV

*	This filing describes the reporting person’s relationship with other persons, but the reporting person does not affirm the existence of a group.

1(a)	Name of Issuer:

Synopsys, Inc.

1(b)	Address of Issuer’s Principal Executive Offices:

700 E Middlefield Rd.

Mountain View, CA 94043

2(a)	Name of Person Filing:

(a) Ameriprise Financial, Inc. (“AFI”)

(b) Columbia Management Investment Advisers, LLC (“CMIA”)

(c) Columbia Seligman Communications & Information Fund(“Fund”)

2(b)	Address of Principal Business Office:

(a) Ameriprise Financial, Inc.

145 Ameriprise Financial Center

Minneapolis, MN 55474

(b) 225 Franklin St.

Boston, MA 02110

(c) 225 Franklin St.

Boston, MA 02110

2(c)	Citizenship:

(a) Delaware

(b) Minnesota

(c) Massachusetts

2(d)	Title of Class of Securities:

Common Stock

2(e)	Cusip Number:

871607107

3	Information if statement is filed pursuant to Rules 13d-1(b) or 13d-2(b):

(a) Ameriprise Financial, Inc.

A parent holding company in accordance with Rule 13d-1(b)(1)(ii)(G). (Note: See Item 7)

(b) Columbia Management Investment Advisers, LLC

An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(c) Columbia Seligman Communications & Information Fund

An investment company in accordance with Rule 13d-1(b)(1)(ii)(D).

4	Incorporated by reference to Items (5)-(9) and (11) of the cover page pertaining to each reporting person.

CMIA and AFI do not directly own any shares of Common Stock of the issuer. As the investment adviser to the Fund and various other unregistered and registered investment companies and other managed accounts, CMIA may be deemed to beneficially own the shares reported herein by the Fund. Accordingly, the shares reported herein by CMIA include those shares separately reported herein by the Fund.

As the parent holding company of CMIA, AFI may be deemed to beneficially own the shares reported herein by CMIA. Accordingly, the shares reported herein by AFI include those shares separately reported herein by CMIA.

Each of AFI and CMIA, and the subsidiaries identified on the attached Exhibit I, disclaims beneficial ownership of any shares reported on this Schedule.

5	Ownership of 5% or Less of a Class: Not Applicable

6	Ownership of more than 5% on Behalf of Another Person:

To the knowledge of AFI, CMIA and the Fund, no other persons besides AFI, CMIA and the Fund and those persons for whose shares of common stock CMIA and AFI report beneficial ownership have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities of the issuer reported herein. As of December 31, 2012, only the Fund owned more than 5% of the class of securities reported herein.

Any remaining shares reported herein by CMIA are held by various other funds or accounts managed by CMIA which each have the right to receive any dividends paid by the issuer and could terminate their respective investment advisory relationship with CMIA and then subsequently direct the use of proceeds from the sale of the common stock owned by such fund or account. To CMIA’s knowledge, none of these other funds or accounts own more than 5% of the outstanding shares of the issuer as December 31, 2012.

7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

AFI: See Exhibit I

8	Identification and Classification of Members of the Group:

Not Applicable

9	Notice of Dissolution of Group:

Not Applicable

10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2013

Ameriprise Financial, Inc.

By:	/s/ Wade M. Voigt
Name: Wade M. Voigt
Title: Vice President – Fund Administration – Financial Reporting

Columbia Management Investment Advisers, LLC

By:	/s/ Amy Johnson
Name: Amy Johnson
Title: Chief Operating Officer

Columbia Seligman Communications & Information Fund

By:	/s/ Scott R. Plummer
Name: Scott R. Plummer
Title: Senior Vice President, Secretary and Chief Legal Officer

Contact Information
Wade M. Voigt
Vice President – Fund Administration – Financial Reporting
Telephone: (612) 671-5682

Exhibit Index

Exhibit I	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

Exhibit II	Joint Filing Agreement